CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months and year ended December 31, 2005 and 2004

(unaudited)

CATALYST PAPER CORPORATION
Consolidated Statements of Earnings
and Retained Earnings	Three ended months December 31,		Year ended December 31,
(Unaudited and in millions of dollars, except where otherwise stated)
	2005	2004	2005	2004
Sales	$471.9	$477.3	$1,823.9	$1,878.2
Operating expenses
Cost of sales	407.1	417.9	1,611.0	1,674.9
Selling, general and administrative	16.5	14.1	57.7	50.5
Amortization	46.0	46.4	180.3	184.1
	469.6	478.4	1,849.0	1,909.5
Operating earnings (loss)	2.3	(1.1)	(25.1)	(31.3)
Foreign exchange gain (loss) on translation of long-term debt	(2.7)	31.2	24.7	53.5
Loss on repayment of long-term debt	-	-	-	(5.2)
Other income (expense), net	0.9	(0.9)	4.5	1.2
Interest expense, net	(19.1)	(17.2)	(75.7)	(74.9)
Earnings (loss) before income taxes and non-controlling interest	(18.6)	12.0	(71.6)	(56.7)
Income tax expense (recovery)
Current	0.9	0.8	5.0	3.2
Future (note 4)	(11.5)	(2.5)	(51.6)	(31.3)
	(10.6)	(1.7)	(46.6)	(28.1)
Net earnings (loss) before non-controlling interest	(8.0)	13.7	(25.0)	(28.6)
Non-controlling interest (note 2)	-	-	(0.6)	-
Net earnings (loss)	(8.0)	13.7	(25.6)	(28.6)
Retained earnings, beginning of period	106.8	110.7	124.4	153.0
Retained earnings, end of period	$98.8	$124.4	$98.8	$124.4

Basic and diluted earnings (loss) per share (in dollars)	$(0.04)	$0.06	$(0.12)	$(0.13)
Weighted average common shares outstanding (in millions)	214.6	214.6	214.6	214.6

CATALYST PAPER CORPORATION

Consolidated Balance Sheets	As at December 31,
(In millions of dollars)	2005	2004

Assets	(Unaudited)

Current assets
Cash and cash equivalents	$–	$26.0
Accounts receivable	246.7	236.8
Inventories	245.7	258.1
Prepaids and other	24.1	24.6
	516.5	545.5
Property, plant and equipment	2,139.3	2,172.9
Other assets	40.1	27.5
	$2,695.9	$2,745.9

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$279.4	$285.5
Long-term debt (note 5)	861.9	823.6
Other long-term obligations	209.7	233.6
Future income taxes (note 4)	300.9	332.9
Deferred credits (note 4)	24.3	27.5
	1,676.2	1,703.1

Shareholders’ equity

Share capital	913.6	913.6
Contributed surplus	7.3	4.8
Retained earnings	98.8	124.4
	1,019.7	1,042.8
	$2,695.9	$2,745.9

On behalf of the Board

Russell J. Horner	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION

Consolidated Statements of Cash Flows	Three months ended		Year ended
	December 31,		December 31,
(Unaudited and in millions of dollars)
	2005	2004	2005	2004

Cash flows provided (used) by

Operations
Net earnings (loss)	$(8.0)	$13.7	$(25.6)	$(28.6)
Items not requiring (providing) cash
Amortization	46.0	46.4	180.3	184.1
Future income taxes	(11.5)	(2.5)	(51.6)	(31.3)
Increase in other long-term obligations	7.6	5.6	24.7	23.5
Foreign exchange (gain) loss on translation of long-term debt	2.7	(31.2)	(24.7)	(53.5)
Non-controlling interest	–	–	0.6	–
Loss on repayment of long-term debt	–	–	–	5.2
Other	8.8	2.5	0.8	(10.5)
	45.6	34.5	104.5	88.9

Changes in non-cash working capital
Accounts receivable	(11.6)	7.6	(9.1)	(18.1)
Inventories	(5.0)	(9.3)	12.4	(22.2)
Prepaids and other	4.7	8.9	(6.7)	(0.9)
Accounts payable and accrued liabilities	18.2	7.9	(8.1)	16.8
	6.3	15.1	(11.5)	(24.4)
Cash flows provided by operations	51.9	49.6	93.0	64.5

Investing
Additions to property, plant and equipment	(25.5)	(20.0)	(95.2)	(68.0)
Proceeds from sale of property, plant and equipment	1.1	0.3	3.5	0.5
Purchase price adjustment	–	–	–	26.6
Increase in other assets	(0.5)	(0.4)	(1.3)	(0.9)
Cash flows used by investing activities	(24.9)	(20.1)	(93.0)	(41.8)

Financing
Increase (decrease) in revolving loan	(19.2)	–	6.4	(12.5)
Issue of long-term debt	–	–	–	333.1
Repayment of long-term debt	–	–	–	(266.1)
Premium and expenses on repayment of long-term debt	–	–	–	(15.0)
Deferred financing costs	–	–	0.1	(6.2)
Decrease in other long-term obligations	(7.8)	(7.7)	(32.5)	(30.0)

Cash flows provided (used) by financing activities	(27.0)	(7.7)	(26.0)	3.3

Cash and cash equivalents, increase (decrease) during period	–	21.8	(26.0)	26.0
Cash and cash equivalents, beginning period	–	4.2	26.0	–
Cash and cash equivalents, end of period	$–	$26.0	$–	$26.0

Supplemental information
Income taxes paid	$(0.1)	$1.1	$3.9	$4.3
Net interest paid	18.9	23.9	75.3	79.0

CATALYST PAPER CORPORATION

Consolidated Business Segments
	Specialty
(Unaudited and in millions of dollars)	Papers	Newsprint	Pulp	Total

Three months ended December 31, 2005
Sales [1]	$261.5	$141.9	$68.5	$471.9
Amortization	24.6	12.4	9.0	46.0
Operating earnings (loss)	4.5	8.4	(10.6)	2.3
Additions to property, plant and equipment	13.4	7.4	4.7	25.5

Three months ended December 31, 2004
Sales [1]	$258.0	$142.5	$76.8	$477.3
Amortization	25.1	12.2	9.1	46.4
Operating earnings (loss)	6.3	2.7	(10.1)	(1.1)
Additions to property, plant and equipment	7.9	4.8	7.3	20.0

Year ended December 31, 2005
Sales [1]	$994.7	$529.1	$300.1	$1,823.9
Amortization	97.8	45.8	36.7	180.3
Operating earnings (loss)	21.4	12.3	(58.8)	(25.1)
Additions to property, plant and equipment	50.1	23.6	21.5	95.2

Year ended December 31, 2004
Sales [1]	$1,037.2	$553.1	$287.9	$1,878.2
Amortization	101.5	49.5	33.1	184.1
Operating earnings (loss)	1.9	(4.3)	(28.9)	(31.3)
Additions to property, plant and equipment	28.5	10.1	29.4	68.0

1

Pulp sales are stated net of inter-segment pulp sales of $22.1 million for the three months ended December 31, 2005 (22.7 million - three months ended December 31, 2004) and $83.3 million for the year ended December 31, 2005 ($127.2 million - year ended December 31, 2004).

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise stated)

1.	Basis of Presentation

On October 3, 2005, the shareholders authorized Norske Skog Canada Limited to change its name to Catalyst Paper Corporation (the “Company”).

The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership. In addition, the consolidated financial statements include the accounts of the variable interest entities where it has been determined that the Company is the primary beneficiary (note 2). All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the December 31, 2004 audited annual consolidated financial statements except as described in note 2 below. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements, and therefore should be read in conjunction with the December 31, 2004, audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2.	Significant Accounting Policies

(a) Variable Interest Entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”) on a prospective basis. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if the Company is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. (“PREI”). PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations that provide power to the Company. The Company purchases 100% of the power generated by PREI. The Company’s 50.0% interest in PREI was previously accounted for using the proportionate consolidation method.

The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI. The change in consolidation method does not change the Company’s obligations with regard to PREI.

Upon adoption of AcG-15, the Company measured the assets, liabilities, and non-controlling interest of PREI at their carrying amounts and the consolidation of the additional 50.0% of PREI resulted in the following adjustments at January 1, 2005:

Current assets	$2.5
Property, plant and equipment	56.9
Other assets[1]	15.7
Current liabilities	(3.3)
Long-term debt	(56.9)
Future income taxes	(14.9)

[1]	“Other assets” includes $16.3 million of non-controlling interest, representing PREI’s deficit.

The adoption of AcG-15 is not expected to have a material impact on consolidated net earnings (loss) going forward. The following summarizes the impact the adoption of AcG-15 had on the Company’s consolidated statement of earnings in the three months and year ended December 31, 2005:

	Three months ended,	Year ended,
	December 31, 2005	December 31, 2005

Cost of sales recovery	$1.8	$7.0
Amortization expense	(0.4)	(1.4)
Interest expense	(1.4)	(5.9)
Income tax recovery – current	–	0.1
Income tax recovery – future	–	0.8
Non-controlling interest	–	(0.6)

Net earnings (loss)	$–	$–

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements, continued
(Unaudited and in millions of dollars, except where otherwise stated)

2.	Significant Accounting Policies ...continued

The Company has identified two other potential VIEs, but has not been able to obtain the financial information necessary to evaluate whether the entities are VIEs, or if the entities are VIEs, whether the Company is the primary beneficiary. The two potential VIEs are private entities and, as such, are unwilling to share financial information with the Company. The potential VIEs are related to each other, and together they provide the Company with warehousing services for a large portion of the Company’s paper products. The Company first contracted with these entities in 1999. The amounts paid to these entities are not significant relative to the Company’s total distribution costs.

The Company has entered into a building lease agreement with one of the potential VIEs whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2005, the principal amount of the mortgage was approximately $13.0 million. This agreement does not increase the Company’s liability beyond the obligation under the building lease.

(b) Asset Retirement Obligations

On December 6, 2005, the CICA’s Emerging Issues Committee issued Abstract Number 159, “Conditional Asset Retirement Obligations,” (“EIC-159”) effective for interim and annual reporting periods ending after March 31, 2006. Effective December 31, 2005, the Company early adopted EIC-159.

EIC-159 clarifies that the term conditional asset retirement obligation, as used in CICA Handbook Section 3110, “Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 also clarifies what constitutes sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation, and that if sufficient information is not available to reasonably estimate a conditional asset retirement obligation at the time the liability is incurred that the obligation should be recognized initially in the period in which sufficient information becomes available to estimate its fair value.

As a result of the adoption of EIC-159, the Company concluded that the obligations for the proper removal and disposal of asbestos products in the Company’s mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate. As a result, the Company is unable to estimate the fair value of its asbestos removal and disposal obligation. Consequently, the adoption of EIC-159 did not have a material impact on the consolidated financial statements for the year ended December 31, 2005.

3.	Segmented Information

The Company operates in three business segments:

Specialty Papers	- Manufacture and sale of groundwood specialty printing paper and kraft paper
Newsprint	- Manufacture and sale of newsprint
Pulp	- Manufacture and sale of long and short fibre pulp

The segments are managed separately, and all manufacturing facilities are located in the province of British Columbia, Canada. Inter-segment sales consist of pulp transfers at cost.

4.	Future Income Taxes and Deferred Credits

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price of these companies is subject to adjustment under certain conditions. During the quarter, the Company recorded a downward adjustment of $2.4 million (net of taxes of $0.3 million on the interest component) reflecting a reduction to the purchase price (2004: $6.5 million). This adjustment has been recorded as an increase in deferred credits. Income tax recovery for the three months and year ended December 31, 2005, includes net income tax adjustments totalling approximately $5.0 million. These adjustments primarily relate to the release of deferred credits.

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements, continued
(Unaudited and in millions of dollars, except where otherwise stated)

5.	Long-term Debt

The Company’s long-term debt, all of which matures beyond one year, at December 31, is as follows:

Recourse	2005	2004
Senior notes, 8.625% due June 2011 (US$400.0 million)	$469.4	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	291.5	300.9
	760.9	786.0
Revolving operating facility of up to $350.0 million due July 2008 with interest based
on Canadian Prime/BA rates or U.S. Base/LIBOR rates	6.5	–
	767.4	786.0
Non-recourse (PREI) (note 2)
First mortgage bonds, 6.387% due July 2009	75.0	37.6
Subordinated promissory notes	19.5	–
	94.5	37.6
	$861.9	$823.6

Substantially all of the assets of the Company are pledged as security under the $350.0 million revolving operating facility (“Facility”). Its availability is determined by a borrowing base, calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at December 31, 2005. At December 31, 2005, the Facility had $6.5 million drawn against it, and after outstanding letters of credit of $22.3 million, $316.0 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. As at December 31, 2005, no such debt has been incurred.

At December 31, 2005, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures was at 2.0:1 for the last twelve months ended December 31, 2005. If this CFCC Ratio goes below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company’s restricted payments basket under the senior notes was negative $69 million as at December 31, 2005, as a result of accumulated losses in recent years. Under the 8.625% senior notes, the Company cannot pay dividends unless the balance in this basket is positive.

6.	Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans. The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. For the three months and year ended December 31, 2005, the Company incurred a total post-retirement benefit cost of $12.2 million and $50.8 million, respectively (three months and year ended December 31, 2004 - $10.4 million and $52.9 million, respectively).

7.	Financial Instruments

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes.

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements, continued
(Unaudited and in millions of dollars, except where otherwise stated)

7.	Financial Instruments ... continued

	(a)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased Options		Sold Options		Forward Contracts
		Average Rate		Average Rate		Average Rate
Term	US$Millions	C$ / US$	US$Millions	C$ / US$	US$Millions	C$ / US$
As at December 31, 2005
0 to 12 months	$450	1.1930	$232	1.2899	$60	1.1705
13 to 24 months	50	1.1447	–	–	–	–
	$500	1.1881	$232	1.2899	$60	1.1705
As at December 31, 2004
0 to 12 months	$422	1.2902	$362	1.3588	$49	1.2798
13 to 24 months	56	1.2882	56	1.3693	–	–
	$478	1.2900	$418	1.3602	$49	1.2798

Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in “Sales”. At December 31, 2005, all of the above instruments are designated as hedging instruments, except for US$182 million where the associated revenue has been recognized. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $23.6 million, of which $7.0 million has been recognized and is included in “Sales” and “Prepaids and other”.

At December 31, 2005, no price hedging instruments were outstanding in respect of products sold.

(b)	Cost Risk Management Instruments

Oil and gas contracts outstanding were as follows:

	Oil Contracts		Gas Contracts
	Barrels	Average		Average
	(“bbls”)	Rate	MMBTU	Rate
Term	(000’s)	US$/bbl	(millions)	US$/MMBTU
As at December 31, 2005
0 to 12 months	20	$23.30	0.2	$6.67
13 to 36 months	30	31.55	–	–
	50	$28.25	0.2	$6.67
As at December 31, 2004
0 to 12 months	125	$20.85	0.5	$5.89
13 to 36 months	80	32.34	–	–
	205	$25.33	0.5	$5.89

The above instruments are not designated as hedging instruments for accounting purposes and are reported under “Prepaids and other” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At period-end swap rates, the net amount the Company would receive to settle these commodity swaps is $2.7 million, all of which has been recognized and is included in “Cost of sales” and “Prepaids and other”.

(c)	Long-term Debt Risk Management Instruments

The Company is party to forward foreign currency contracts to acquire U.S. dollars totalling US$59 million over a two-year period at rates averaging C$1.5802 /US$. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $24.3 million.

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements, continued
(Unaudited and in millions of dollars, except where otherwise stated)

7.	Financial Instruments ... continued

(d) Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swaps on notional US$40 million, under which it will receive a fixed rate receipt of 7.375%, and pay a floating rate of U.S. six month LIBOR plus 2.0%. The swaps mature March 1, 2014, although US$30 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense. At period-end rates, the net amount the Company would receive to settle these contracts is $0.4 million.

8.	Guarantees and Indemnities

The Company sold a portion of its operations in June 2001. As part of the sale agreement, the Company provided a general indemnity, capped at $5.0 million, which expired in 2004. The purchaser of the operations has advised the Company that it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate the liability, if any, under this indemnity as the result is based on future events. Accordingly, no liability has been recorded.